

July 28, 2015

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001


RE: Oxford Lane Capital Corp. ("Company")
        333-205405; 811-22432


Dear Mr. Boehm:

On July 1, 2015, the Company, a registered closed-end management company under the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $300 million in aggregate offering price of the Company's common stock, preferred stock, subscription rights to purchase the Company's common stock, and debt securities, in a shelf offering pursuant to Rule 415 of the 1933 Act.

Pursuant to a letter dated July 1, 2015, John J. Mahon of your firm represented that the disclosure is not materially different from the information presented in the Company's registration statement that was declared effective on June 5, 2014, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

<u>General</u>

1. The Company discloses that it will invest substantially, without imposing investor qualifications, in CLO vehicles that would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Please explain to us why the Company should not be subject to the same limits regarding investor qualifications (e.g., accredited investors and investment minimums) as registered funds of hedge funds and registered funds of private equity funds. In your explanation, please explain how the CLO vehicles are similar to, and different from, private funds, such as hedge funds and private equity funds. As part of your explanation, please also discuss: (1) the amount of leverage in the Company's CLO investments, including the average leverage of the Company's CLO investments and the Company's CLO investment that has the highest leverage (e.g., 10 times leverage); (2) whether the Company has any limits on investment in a CLO investment that exceeds a certain amount of leverage; and (3) whether the

managers of the CLO are generally entitled to performance fees, and what those performance fees are based on (e.g., limited to income, or also include performance fees on capital gains).

We also note that the Company includes risk factor disclosure noting that CLO vehicles in general are highly levered (10-14 times), but that disclosure does not discuss the leverage of CLOs that the Company invests in. Please make this disclosure more specific to the Company's CLO investments.

Prospectus

2. Page 1 states, "The CLO vehicles which we focus on are collateralized primarily by senior secured loans made to companies whose debt is unrated or is rated below investment grade…." Please add disclosure to the prospectus that below investment grade securities are often referred to as "junk."

3. Page 3 states, "Shareholders should not assume that the source of all distributions is from our net profits and shareholders may periodically receive the payment of a <u>dividend</u> consisting of a return of capital." (Emphasis added.) Please replace "dividend" with "distribution," or explain to us why "dividend" is appropriate. Please make corresponding changes throughout the prospectus.

4. Footnote 4 to the fee table notes that the fee table shows the base management fee based on net assets, but that "to the extent we use leverage", the base management fee would be higher. Please change "to the extent we use leverage it would have the effect of increasing our base management fee as a percentage of our net assets" to "since we use leverage, our base management fee is higher than shown in the fee table. Specifically, based on gross assets, our base management fee would have been X%, rather than 3.69%."

Accounting Comments

5. Represent supplementally to the staff that a prospectus supplement will be filed if the assumptions used in the calculation of the fee table are not accurate.

6. Footnote 8 to the Schedule of Investments identifies several Equity Investments that have not made the inaugural distribution as of March 31, 2015. As of June 30, 2015, did these investments all make their inaugural cash distributions? If not, supplementally discuss whether these non-cash income-producing securities are still accruing interest income or if they are in a nonaccrual status. Include in that discussion whether an incentive fee is accrued for these investments.

7. Confirm supplementally that the investments do not have a payment in kind (PIK) component to them. If so, ensure that the cash interest is stated along with the PIK component.

8. Footnote 5 to the Schedule of Investments states "[T]he CLO secured notes generally bear interest at a rate determined by reference to three-month LIBOR which resets quarterly. For each CLO debt investment, the rate provided is as of March 31, 2015." However, the rate provided in the SOI was LIBOR + a fixed rate for each issue. The fixed component of this rate, when added to the 12/31/2014 three-month LIBOR rate, doesn't agree to the disclosed rate in the 12/31/2014 SOI. Explain the discrepancy in the rates disclosed for the debt investments between the 12/31 and 3/31 SOIs.
   For example:

	LIBOR Rate @ 3/31/2015*	Rate Stated on 3/31/2015 SOI	LIBOR Rate @ 12/31/2014*	Rate Stated on 12/31/2014 SOI
AMMC CLO XII, Ltd	0.27415%	LIBOR + 5.31%	0.25520%	5.28%

*Source: WSJ Online

9. Form N-2 provides that distributions to common shareholders and preferred shareholders should be shown on separate lines in the Financial Highlights table. Provide the distribution information as required by Form N-2. See Item 4.1.c. of Form N-2.

****

The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

(1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

(3) The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6970 or Kathy Churko at 202-551-6387.

Sincerely,

Mary A. Cole
Senior Counsel

Kathy Churko
Staff Accountant